JPMORGAN TRUST I

270 PARK AVENUE

NEW YORK, NEW YORK 10017

VIA EDGAR

September 21, 2012

Vincent J. Di Stefano

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	JPMorgan Trust I (“Trust”); File Nos. 333-103022; 811-21295 – Post-Effective Amendment No. 229 filed on July 27, 2012

Dear Mr. Di Stefano:

This letter is in response to the comments you provided to the Trust on August 21, 2012 with respect to the JPMorgan Tax Aware Income Opportunities Fund (the “Fund”). Our responses to your comments are set forth below. We will incorporate the changes referenced in our responses below into the Trust’s Registration Statement in a filing made pursuant to Rule 485(b) (the “Rule”) of the Securities Act of 1933, which will be automatically effective on September 30, 2012 pursuant to the Rule.

Prospectus Comments—Main Investment Strategies

1.	Comment: The Prospectus discloses that the Fund invests in derivatives. Please explain how the derivatives held by the Fund are treated for purposes of calculating whether the Fund meets its 80% test?

Response: Derivatives are not considered “municipal securities” for purposes of the Fund’s 80% policy of investing in municipal securities.

2.	Comment: The prospectus indicates that the Fund may invest no more than 10% of its assets in “sub-prime” mortgage related securities. Disclose what is meant by “sub-prime” mortgage-related securities.

Response: The discussion of “Credit Quality” under “Additional Information about the Fund’s Investment Strategies” in the “More About The Fund” section of the prospectus discusses the meaning of “sub-prime” mortgage-related securities.

In addition, the following will replace the first sentence of “Mortgage-Related and Other Asset-Backed Securities Risk” under “The Fund’s Main Investment Risks”:

The Fund may invest in mortgage-related and asset-backed securities, including certain municipal housing authority obligations and so called “sub-prime” mortgages.

The following will also be added as the last paragraph of “Mortgage Related and Other Asset Backed Securities Risk:” under “The Fund’s Main Investment Risks”:

The risk of default, as described under “Credit Risk”, for “sub-prime” mortgages is generally higher than other types of mortgage-backed securities. The structure of some of these securities may be complex and there may be less available information than for other types of debt securities.

3.	Comment: The Prospectus indicates that the Fund may invest in common or preferred shares of unaffiliated closed end funds and ETFs. Please explain why there is no “Acquired Fund Fee” line item in the Fee Table.

Response: Closed end funds and ETFs are not part of the Fund’s principal investment strategy. As such, the fees and expenses incurred indirectly by the Fund as a result of investment in shares of closed end funds or ETFs are not anticipated to exceed one basis point of average net assets of the Fund and so are included under the sub-caption “Other Expenses” as permitted by instruction 3(f)(i) to Item 3 of Form N-1A.

4.	Comment: Does the Fund invest in longer maturity bonds? If so, disclose the risks associated with investing in longer maturity bonds.

Response: The following will be added at the end of “Interest Rate Risk:”

Longer maturity bonds and other debt securities will normally have more price volatility because of this risk than short-term bonds and other debt securities.

5.	Comment: The Prospectus discusses the Fund engaging in short-selling as part of its principal investment strategy. If short-selling is part of the Fund’s principal investment strategy, add risk disclosure with respect to short-selling under Item 4 and Item 9.

Response: The Fund does not engage in short-selling (i.e. borrowing a security in order to settle a sale and then buying the security at a later date to return to the lender). The prospectus indicates that the Fund will engage in short-term trading which differs from short-selling. Short-term trading refers to the Fund’s opportunistic trading strategy of entering into short-term buying and selling transactions to achieve returns.

Statement of Additional Information Comments—SAI Part II

6.	Comment: Part II of the Statement of Additional Information provides that the Total Annual Fund Operating Expenses set forth in the Fee Table do not include any expenses associated with investment in certain structured or synthetic products that may rely on the exception from the definition of “investment company” provided by Section 3(c)(1) or 3(c)(7) of the Investment Company Act of 1940, as amended (the “1940 Act”). Please explain why.

Response: In the Staff’s Response regarding Disclosure of Fund of Funds Expenses http://www.sec.gov/divisions/investment/guidance/fundfundfaq (the “Q&A”), the Staff indicated that the Acquired Fund Fees and Expenses” are intended “to include the expenses of investments in investment companies, hedge funds, private equity funds, and other entities traditionally considered pooled investment vehicles”. The Staff went on to indicate that the Staff “would not recommend enforcement action if a fund does not include in the fee table expenses associated with investments in structured finance vehicles, collateralized debt obligations, or other entities not traditionally considered pooled investment vehicles.” The disclosure in the SAI concerning “certain structured or synthetic products” is designed to reflect the Staff’s position as indicated in the Q&A.

In connection with your review of the Fund’s Post-Effective Amendments No. 229 to the Registration Statements filed by the Trust on July 27, 2012, the undersigned hereby acknowledges on behalf of the Trust that neither the SEC nor its staff has passed upon the accuracy or adequacy of the above referenced filing and that the review of this filing by the SEC staff does not relieve the Registrant from its responsibilities for the accuracy and adequacy of the disclosure in this filing nor does it foreclose the SEC from taking any actions with respect to this filing, and the Trust may not assert Staff comments or lack thereof as a defense in any proceeding initiated by the SEC under the federal securities laws of the United States.

As indicated in the SEC’s June 24, 2004, release regarding the public release of comment letters and responses, you are requesting such acknowledgements from all companies whose filings are being reviewed and that this request and these acknowledgements should not be construed as suggesting that there is an inquiry or investigation or other matter involving the Trust.

We hope that the Staff finds this letter responsive to the Staff’s comments. Should members of the Staff have any questions or comments concerning this letter, please call the undersigned at (212) 648-2083.

Sincerely,

/s/ Pamela L. Woodley
Pamela L. Woodley
Assistant Secretary